Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year Ended 12/31/10	Year Ended 12/31/11	Year Ended 12/31/12	Year Ended 12/31/13	Year Ended 12/31/14
Earnings:
Loss from continuing ops before taxes	(193,416)	(124,779)	(177,092)	(57,219)	(15,659)
Plus: Fixed charges, less preferred dividends	244,596	261,508	315,081	368,006	390,098
Plus: Current period amortization of interest capitalized in prior periods	543	549	583	553	521
Less: Capitalized interest	(391)	(225)	(318)	(108)	(304)

Total Earnings	51,332	137,053	138,253	311,233	374,656

Fixed Charges:
Interest Expense—cash	149,921	160,896	196,241	249,051	292,600
Capitalized interest	391	225	318	108	304
Interest Expense—non cash	60,070	63,629	70,110	49,085	27,112
Amortization of Debt Issue Costs	9,099	9,188	12,870	15,560	17,572
Interest Component of Operating Leases	25,115	27,570	35,542	54,202	52,510

Total Fixed Charges	244,596	261,508	315,081	368,006	390,098

Total Deficiency	$193,264	$124,455	$176,828	$56,774	$15,442